EXHIBIT 21.01

                 List of Subsidiaries of China Ivy School, Inc.

      The following is a list of subsidiaries of China Ivy School, Inc. The locus of incorporation of each subsidiary is included in parentheses after its name.


Youbang Human Resource Company (P.R. China)

Blue Tassel School (P. R. China)